

Mail Stop 3561

April 5, 2016

Felicia Thornton
Chief Financial Officer
99 Cents Only Stores LLC
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores LLC**
> **Form 10-K for the Fiscal Year Ended January 30, 2015**
> **Form 10-Q for the Quarterly Period Ended October 30, 2015**
> **Response Dated March 11, 2016**
> **File No. 1-11735**

Dear Ms. Thornton:

We have reviewed your March 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2016 letter.

Form 10-K for the Fiscal Year Ended January 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates
Inventory valuation, page 28

1. We have read your response to comment 2. Given the materiality of inventory to your balance sheet and the frequency of your inventory impairment charges, please tell us what consideration you gave to providing quantitative disclosures to convey to investors the risks associated with the realizability of your inventories and the likelihood as to whether charges may need to be recorded. For example, quantify the impact of estimates

related to inventory shrinkage and excess and obsolete inventory and, if changes in estimates are reasonably likely to occur and would have a material effect, provide an analysis of their sensitivity to change. We believe such information gives a reader greater insight into the quality and variability of information regarding results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Conversion to LLC, page 48

2. We have read your response to comment 4. Please disclose that you compute your current and deferred taxes based on a separate return basis. Also clarify if you are considered a regarded or disregarded entity for federal income tax purposes and if your Parent has holdings in other businesses besides you.

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

3. We have read your response to comment 11. Please explain to us in greater detail how you determined a valuation allowance was not necessary at the end of fiscal 2015 when you were in a cumulative three year pre-tax loss position. In doing so, clarify why you exclude certain "significant one-time charges" in your assessments when such charges were part of your total results and there may be significant one-time charges in future years. Also, we note you filed your Form 10-K on April 22, 2015, close to the May 1, 2015 end of your fiscal 2016 first quarter during which you experienced declines in gross margin and operating income and recorded a $9.8 million pre-tax loss. Accordingly, it appears that negative performance trends existed at the time your Form 10-K was filed. Please note that ASC 740-10-30-23 requires that the weight given to the potential effect of negative and positive evidence be commensurate with the extent to which it can be objectively verified and a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

4. We have read your responses to comments 12, 13, and 14 and have the following comments:

   - Explain to us in greater detail why the $31.7 million deferred tax asset valuation allowance charge recorded during the second quarter of fiscal 2016 and other

Felicia Thornton
99 Cents Only Stores LLC
April 5, 2016
Page 3

negative performance trends experienced during the first two quarters of fiscal 2016 did not require an interim goodwill impairment analysis prior to the third quarter of fiscal 2016. Refer to ASC 350-20-35-28 through 35-32.

- Considering you recorded a significant goodwill impairment charge during the third quarter of fiscal 2016 after indicating that your reporting units had "substantial" excess fair value during your fiscal 2015 goodwill impairment test, explain to us in greater detail the significant assumptions and estimates that changed between the impairment tests. Where possible, quantify the estimates and assumptions used, such as the specific discount rates, growth rates, and market multiples. Explain how you derived such estimates and assumptions and how you concluded they were reasonable.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products